Notice of Annual General
Meeting of Shareholders

May 14, 2009

and

Management Information Proxy Circular

Aurizon Mines Ltd.
www.aurizon.com

Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Meeting”) of the shareholders of AURIZON MINES LTD. (the “Company”) will be held in the Boardroom of Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Thursday, May 14, 2009, at the hour of 2:00 p.m., Pacific Daylight Time, for the following purposes:

1.

To receive and consider the Annual Financial Report of the Company containing the audited consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2008;

2.

to fix the number of directors at eight (8);

3.

to elect directors to fill the places of directors whose terms of office expire at the Meeting;

4.

to appoint the auditors for the ensuing year;

5.

to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Management Information Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.  A copy of the Annual Financial Report has been mailed separately to those shareholders who HAVE requested a copy of the Annual Financial Report.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice of Meeting.

DATED this 26th day of March, 2009.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

INFORMATION CIRCULAR
TABLE OF CONTENTS

INFORMATION CIRCULAR

1

APPOINTMENT OF PROXYHOLDER

1

VOTING BY PROXY

1

COMPLETION AND RETURN OF PROXY

1

NON-REGISTERED HOLDERS

2

REVOCABILITY OF PROXY

2

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

3

ELECTION OF DIRECTORS

3

STATEMENT OF EXECUTIVE COMPENSATION

4

COMPENSATION DISCUSSION AND ANALYSIS

4

SHARE PERFORMANCE GRAPH

8

SUMMARY COMPENSATION TABLE

9

NAMED EXECUTIVE OFFICERS INCENTIVE PLAN AWARDS

10

PENSION PLAN BENEFITS

12

TERMINATION AND CHANGE OF CONTROL BENEFITS

12

DIRECTOR COMPENSATION

14

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

17

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

19

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

20

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

20

APPOINTMENT OF AUDITORS

20

MANAGEMENT CONTRACTS

20

CORPORATE GOVERNANCE DISCLOSURE

20

AUDIT COMMITTEE INFORMATION

26

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

26

ADDITIONAL INFORMATION

27

SCHEDULE “A”

28

I

INFORMATION CIRCULAR

Aurizon Mines Ltd. (the “Company” or “Aurizon”) is providing this Management Information Proxy Circular (the “Information Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on May 14, 2009 and at any adjournments.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The cost of solicitation by management will be borne by the Company.  The information contained herein is given as of March 26, 2009, unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Common Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

1

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your Common Shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward Meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

2

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Shares

The Company is authorized to issue unlimited common shares (the “Common Shares”) without par value. The Company is also authorized to issue unlimited preferred shares (the “Preferred Shares”) without par value, of which 8,050,000 are Series “A” Convertible Preferred Shares and 1,135,050 are Series "B" Convertible Preferred Shares.

Issued and Outstanding Shares

148,656,807 Common Shares and no Preferred Shares, Series “A” Convertible Preferred Shares or Series "B" Convertible Preferred Shares were issued and outstanding, as at March 26, 2009.

Voting Shares

Persons who are registered shareholders of Common Shares at the close of business on March 18, 2009, will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares of the Company.

ELECTION OF DIRECTORS

At each annual general meeting, directors shall be elected to fill the places of the directors whose terms of office expire at the Meeting, but if the number of directors is changed pursuant to the Company’s Articles at or prior to the Meeting, a greater or lesser number of directors shall be elected accordingly.  A director whose term of office expires shall be eligible for re-election.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at eight (8).

With respect to the election of directors:

i.

the terms of office of Messrs. Louis Dionne, Sargent H. Berner and David P. Hall, expire at the Meeting to be held on May 14, 2009.

ii.

the terms of office of Messrs. Brian S. Moorhouse and Richard Faucher, will expire at the third next succeeding annual meeting of the shareholders subsequent to May 11, 2007.

iii.

the terms of office of Ms. Diane Francis and Messrs. Andre Falzon and Ian S. Walton will expire at the third next succeeding annual meeting of the shareholders subsequent to May 14, 2008.

3

The Company has an Audit Committee, an Executive Compensation and Corporate Governance Committee (the “ECCG Committee”) and an Environment, Health, Safety and Welfare Committee (the “EHSW Committee”), members of which are set out below:

DIRECTORS

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 14, 2009, for election as directors for a term expiring at the third next following annual general meeting:

Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly‚
SARGENT H. BERNER British Columbia, Canada Age: 68 Director since June 28, 1988 Member, ECCG Committee	310,700

Mr. Berner is the President of Kent Avenue Consulting Ltd., a private company which provides business consulting services to a number of publicly traded companies.  From 1976 to 2004 he was a partner of the Vancouver law firm of DuMoulin Black LLP, specializing in corporate, mining, mergers, acquisitions, reorganizations and securities law, and served as Managing Partner of that firm from 1994 to 1996.  Mr. Berner graduated from the University of British Columbia with a B.A. in 1963 and LL.B. in 1966 and from the London School of Economics, London, England with a LL.M. in 1967. Mr. Berner served as a full-time faculty member of the Faculty of Law, University of British Columbia, from 1968 to 1976.  He was a member of the Corporate and Financial Services Commission, British Columbia, from 1975-1977 and the Vancouver Stock Exchange Advisory Committee, from 1993-1994. Mr. Berner is currently a Retired Member of the Law Society of B.C. and  holds directorships in the following reporting issuers (other than Aurizon): Bordeaux Energy Inc., Cream Minerals Ltd., Canadian Small Cap Resource Fund 2004 Limited Partnership, Canadian Small Cap Resource Fund 2005 No. 1 Limited Partnership, Emgold Mining Corporation, NovaDX Ventures Corp., Olivut Resources Ltd., Pacific Ridge Exploration Ltd., Palo Duro Energy Inc., Sultan Minerals Inc., Titan Logix Corp., ValGold Resources Ltd., Cap-Link Ventures Corp., and Magnate Ventures Inc.

4

DIRECTORS

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 14, 2009, for election as directors for a term expiring at the third next following annual general meeting:

Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly‚
LOUIS DIONNE Ontario, Canada Age: 56 Director since May 16, 2006 Member, EHSW Committee and ECCG Committee	NIL

Mr. Dionne, P. Eng., is a mining engineer consultant and has spent over 30 years in the operation and development of gold properties, most recently as President and CEO of Richmont Mines Inc, a Canadian gold producer.  Prior to his service with Richmont, Mr. Dionne was Senior Vice President, Underground Operations for Barrick Gold Corporation, where he also provided technical input and leadership in the area of corporate mergers and acquisitions.  Mr. Dionne holds directorships in other reporting issuers as follows:  Beaufield Resources Inc. and Detour Gold Corporation.

DAVID P. HALL British Columbia, Canada Age: 62 Director since June 28, 1988 Chairman, President and Chief Executive Officer	843,042

Mr. Hall is the Chairman, President and Chief Executive Officer of Aurizon and has been involved in the management of mineral exploration, development and operating companies, including Aurizon's predecessor companies, since 1981.  Mr. Hall has been instrumental in securing significant project debt and equity financings for a number of mining projects in Canada.  Mr. Hall is a Chartered Accountant and from 1970 to 1981, worked for PricewaterhouseCoopers in Scotland, Bermuda and Vancouver, B.C.  Mr. Hall is a member of the Institute of Chartered Accountants of British Columbia and Scotland.  Mr. Hall holds a directorship in one other reporting issuer as follows:  Yale Resources Ltd.

5

DIRECTORS

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 14, 2009, for election as directors for a term expiring at the third next following annual general meeting:

Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly‚
ANDRE FALZON Ontario, Canada Age: 54 Director since May 14, 2008 Chairman, Audit Committee	10,000

Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 20 years of practical financial and management experience, particularly within the mining industry.  For most of those years he was Vice President and Controller of Barrick Gold Corporation.  Mr. Falzon was responsible for Barrick’s financial reporting requirements, planning as well as being involved in related aspects of business acquisitions, financings and mine development activities.  Most recently and until December 31, 2007, he was Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick’s SOX 404 compliance and internal audit functions.  Mr. Falzon is also a Director and the Chairman of the Audit Committees of Gammon Gold Inc. and Alturas Minerals Corp.

RICHARD FAUCHER Quebec, Canada Age: 60 Director since June 17, 1999 Member, Audit Committee	20,000

Mr. Faucher is a Professional Engineer trained in metallurgical engineering and, until August 29, 2008, was the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher has held senior management positions in several other large mining companies and metallurgical projects, including the position of President of Niocan Inc., Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher holds directorships in other reporting issuers as follows:  Globestar Mining Inc. and Plexmar Resources Inc.

DIRECTORS

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 14, 2009, for election as directors for a term expiring at the third next following annual general meeting:

Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly‚
DIANE M. FRANCIS Ontario, Canada Age: 62 Director since August 23, 2007 Member, EHSW Committee	12,000

Ms. Diane Francis is the Editor-at-Large of the National Post and is an experienced financial journalist, renowned for her columns which appear in The Financial Post section of the National Post.  She is also a broadcaster and author of eight best-selling books and is a sought-after speaker, host of events and participant in conferences around the world.  She has been honoured with many prestigious awards from associations, publications and universities across the country, most recently as a Distinguished Visiting Professor at the Rogers School of Management, Ryerson University.

BRIAN S. MOORHOUSE British Columbia, Canada Age: 69 Director since June 28, 1988 Lead Director; Chairman, ECCG Committee; Member, Audit Committee; Chairman, EHSW Committee	225,200

Mr. Moorhouse is President of Vega Management Corporation, a private investment management company of which he is also the principal shareholder. Mr. Moorhouse has a commerce degree with a major in economics and he formerly worked in the investment industry as an institutional advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd.

DIRECTORS

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 14, 2009, for election as directors for a term expiring at the third next following annual general meeting:

Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly‚
IAN S. WALTON British Columbia, Canada Age: 55 Director since June 30, 1993 Executive Vice-President and Chief Financial Officer	197,050

Mr. Walton is the Executive Vice-President and Chief Financial Officer of Aurizon.  Mr. Walton is a Chartered Accountant and has been involved with public companies in the mining industry for more than 25 years. Mr. Walton is responsible for all of the Company’s financial activities and treasury functions.  Mr. Walton is experienced with all aspects of mining finance, including project debt and equity financings.  Mr. Walton has been involved with Aurizon since its inception in 1988.



The information as to country and province or state of residence, principal occupation and shareholdings, not being within the knowledge of the Company, has been furnished by the respective nominees and Directors.

‚

Common Shares and Options beneficially owned, controlled or directed, directly or indirectly as at March 26, 2009, is based upon information furnished to the Company by individual Directors.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the Directors and executive officers of the Company acting solely in such capacity.

Other than as disclosed below, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was subject, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of the Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Berner, a director of the Company, serves as a director of ValGold Resources Ltd.  In December, 2008, ValGold Resources Ltd. was subject to a management cease trade order for failing to file financial statements.  ValGold Resources Ltd. subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and Objectives of the Executive Compensation Program

The philosophy of the Company’s executive compensation program is to foster sustainable growth and profitability of the Company by:

•

offering a compensation program that will attract and retain senior management with qualifications critical to the Company’s long term success;

•

encouraging and rewarding strong performance of senior management by linking an appropriate portion of total compensation to achievement, based on individual and corporate performance objectives;

•

aligning the interests of senior management with the longer term interests of shareholders by providing share ownership opportunities through the Company’s Stock Option Plan and mandatory share ownership policy for the Chief Executive Officer.

The Company’s executive compensation program consists of an annual base salary, performance bonuses and incentive stock options.  As a senior manager’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonuses and stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

Competitive Compensation to Attract and Retain Talent

The ECCG Committee’s mandate is to ensure that the Company’s executive compensation program achieves the foregoing philosophy and objectives.  The ECCG Committee annually evaluates and reviews the design and competitiveness of the Company’s compensation programs and is authorized to retain independent compensation consultants as it deems necessary to assess the Company’s executive compensation program relative to the marketplace and to make recommendations in the context of the philosophy and objectives that underpin the program.  As part of its annual review, the ECCG Committee considers independent surveys on executive compensation from various sources and executive compensation data collected from public filings of other corporations of similar size within the mining industry and the Company’s Peer Group (as hereinafter defined).  Variables such as asset size, market capitalization, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in making its recommendations to the Board regarding the appropriate mix of cash compensation, performance-based compensation and the overall compensation package for each Named Executive Officer.  The non-executive Directors review the recommendations of the ECCG Committee and determine the performance bonuses for the current year and the compensation levels of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer for the ensuing year.  While the Board of Directors makes recommendations to the President and Chief Executive Officer with respect to the compensation package, including bonus, for the Company’s Vice-President, the compensation of that individual is finally determined by the President and Chief Executive Officer.

Peer Group

The composition of the Company’s peer group (the “Peer Group”) is reviewed annually by the ECCG Committee for continued relevance. Variables such as production levels, market capitalization, asset size, financial performance and rates of growth are used in the selection criteria for the Company’s Peer Group.  In 2008, the Peer Group used in the ECCG Committee’s evaluation of executive compensation included the following public companies:

Alamos Gold Inc. Detour Gold Corporation Golden Star Resources High River Gold Mines Ltd.	Jaguar Mining Inc. Minefinders Corporation Ltd. Northgate Minerals Corporation	Nova Gold Resources Inc. Osisko Mining Corp. Semafo Inc. Western Goldfields Ltd.

Base Salary

The base salary for each Named Executive Officer is assessed annually based on the following factors:

•

level of responsibility and the importance of position to the Company’s past  performance and future objectives;

•

level of experience of the executive officer;

•

overall performance of the executive officer; and

•

competitiveness with the base salaries paid by Peer Group corporations.

Performance Bonus

Named Executive Officers and senior managers are eligible for annual cash bonuses based upon corporate, divisional, and individual performance goals and objectives, which are established annually by the Board of Directors.

Corporate and individual performance goals and objectives are established annually by the Board of Directors after receiving recommendations from the ECCG Committee and input from the Chief Executive Officer (the “Annual Objectives”).  The ECCG Committee evaluates corporate performance and individual executive achievement relative to the Annual Objectives late in the fourth quarter of the fiscal year and makes recommendations to the Board regarding individual executive compensation, including performance bonuses.  The level of achievement of the Annual Objectives has a direct impact on cash-based performance bonuses and is a factor in determining levels of longer-term incentives.  The compensation package of senior executives with a high level of responsibility will be more heavily weighted to performance-based incentives.  As a result, there is upside potential for outstanding performance by the individual and by the Company as well as downside risk for underperformance by the individual or the Company when measured against the Annual Objectives.  This “at risk” component of the compensation program is intended to establish a direct link between senior executive compensation and the Company’s financial and non-financial performance, and to reward individual contributions to achieving the overall corporate objectives of sustainable growth and enhanced shareholder value.

The maximum cash bonus that an individual can earn is generally expressed as a percentage of base salary.  That percentage generally increases with the level of responsibility and ability of the individual to contribute to and affect the Company’s performance.  The maximum annual cash bonus for which each Named Executive Officer was eligible in 2008 is set forth in the following table:

Position	Maximum Annual Cash Bonus (% of base salary)
David P. Hall, President and Chief Executive Officer	50%
Ian S. Walton, Executive Vice-President and Chief Financial Officer	40%
Michel Gilbert, Vice-President	40%

The President and Chief Executive Officer assesses and makes recommendations to the ECCG Committee regarding divisional and individual performance based on qualitative factors that are relative to overall corporate goals and objectives, but take into account the operations for which the executive is responsible.  The actual bonus paid is determined by the Board, based on recommendations of the ECCG Committee.  See “2008 Performance-Based Compensation”, below.

In assessing an individual executive’s performance relative to the Annual Objectives, it is recognized that executive officers cannot control certain factors, such as interest rates, currency exchange rates (which may impact on costs and profitability) and the international market for gold produced by the Company.  When applying the performance criteria, the ECCG Committee considers factors over which the executive officers can exercise control, such as controlling costs, safety performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

Long-Term Incentives

In keeping with the Company’s philosophy of promoting long term sustainable growth and profitability, incentive stock options may be granted as part of an executive’s compensation package.

The ECCG Committee makes recommendations to the Board with respect to the allocation of options to the Named Executive Officers under the Company’s Stock Option Plan (the “Stock Option Plan”).  The Board determines, after reviewing recommendations of the ECCG Committee and the Chief Executive Officer, the key employees to whom grants are to be made and the terms and conditions of such grants.  Previous option grants to individuals are also taken into account when considering new grants.  Generally, the options granted to the Named Executive Officers vest as to 25% immediately; 25% at one year from the date of grant; 25% two years from the date of grant and 25% three years from the date of grant.

2008 Performance Based Compensation

Following its review in the fourth quarter of 2008, the ECCG Committee concluded that although all of the Company’s principal Annual Objectives for 2008 had been achieved, in view of the financial crisis affecting the global economy, it would not be fiscally prudent to recommend that the maximum eligible discretionary cash bonuses be awarded.  It recommended to the Board of Directors that 50% of the maximum eligible cash bonus be awarded to the Named Executive Officers for the 2008 fiscal year.  The ECCG Committee also recommended that the salaries and target bonuses of the Named Executive Officers remain static for 2009.

The Board of Directors (excluding Directors who are also Named Executive Officers (the “non-executive Directors”)), approved the ECCG Committee’s recommendations and awarded the Named Executive Officers 50% of their maximum allowable cash bonuses for fiscal year 2008.  In addition, the non-executive Directors determined that 2009 annual base salaries and maximum cash bonus thresholds would remain unchanged for Mr. Hall and Mr. Walton, and that the 2009 annual base salary for Mr. Gilbert would also remain at the 2008 level, but that his maximum eligible bonus be increased from 30% to 40% of his base salary for 2008 and future years.   The foregoing recommendations have been implemented.

Annual Objectives for 2008 included the following:

•

Achievement of 2008 budget targets for gold production and estimated costs.

•

compliance with the covenants and ratios stipulated in the Company’s project debt facility.

•

monitoring exposure to hedge positions and foreign currency fluctuations and looking for opportunities to mitigate risk.

•

performance of mining activities in accordance with safe and environmentally sound mining practices.

•

replacing reserves mined in 2008 and increasing resources.

•

completion of a preliminary economic assessment of the Company’s Joanna gold project, initiation of plans  to “fast track” development,  pursuit of opportunities to increase the Company’s  interests in the area.

•

drilling to test potential for gold, rare earths and uranium at the Company’s Kipawa project.

•

maintaining and fostering good relations with First Nation communities in areas of operations.

•

increasing investor awareness and recognition in the market place.

•

building the Company’s asset base through exploration and development of existing projects and acquisitions.

•

pursuing corporate opportunities to increase reserve base and production profile on terms accretive to the Company’s shareholders.

•

evaluating opportunities to leverage the Company’s assets into a larger, more diversified asset base on terms that are attractive and accretive to the Company’s shareholders.

Details of the base salaries and bonuses paid to the Named Executive Officers are listed in the “Summary Compensation Table” below.

Other Compensation

The Named Executive Officers have each entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. See “Termination and Change of Control Benefits” below for further information.

Named Executive Officers are also entitled to receive all other benefits that are available to employees of the Company generally.

Chief Executive Officer Share Ownership Policy

The Company has adopted a policy that the Chief Executive Officer is required to own the equivalent of at least one (1) year of his base salary in Common Shares within three years of appointment.  Mr. David Hall, the current Chief Executive Officer of the Company, exceeds this share ownership value requirement.

All of the Company’s Named Executive Officers own Common Shares.  The following table summarizes each Named Executive Officer’s holdings as at March 26, 2009:

Name and Title of Named Executive Officer	Common Shares Held as at March 26, 2009	Value of Common Shares Held as at March 26, 2009 (1)
David P. Hall, Director, Chairman, President and Chief Executive Officer	843,042	$5,125,695
Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer	197,050	$1,198,064
Michel Gilbert, Vice-President	20,300	$123,424

(1)

Based on the closing market price of the Company’s shares on the TSX on March 26, 2009.

SHARE PERFORMANCE GRAPH

The following graph and table illustrates the Company’s five-year (to December 31, 2008) cumulative shareholder return based on a $100 investment (on December 31, 2003) compared to the cumulative return on a comparable investment on the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index) and the S&P/TSX Composite for the same period, each Index as published by the Toronto Stock Exchange (“TSX”).

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.  The calculations exclude trading commissions and taxes.  Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR TOTAL COMMON SHAREHOLDERS’ RETURN
(Based on an initial investment of Can. $100 on December 31, 2003 to December 31, 2008)

The Common Shares were added to the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index), effective December 18, 2006.  As a result, the Company has replaced the S&P/TSX Gold Index with the S&P/TSX Global Gold Index for comparative purposes.

The Company’s average annual rate of return for the past five years was 15%, compared to 7% for the S&P Global Gold Composite and 4% for the TSX Composite.  The Company’s annual executive cash compensation, being a combination of salary and bonuses, during this same period increased by an average of 8% per annum.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 - "Form 51-102F6") sets forth all direct and indirect compensation provided to the Company’s Named Executive Officers, for the fiscal year ended December 31, 2008.

Named Executive Officer Name and Principal Position as at Dec 31/2008	Year	Salary ($)	Option-based awards ($)(1)	Non-equity incentive plan compensations ($)		All other compensation ($) (3)	Total compensation ($)
				Annual incentive plans (2)	Long-term incentive plans
David P. Hall, Chairman, Chief Executive Officer & President	2008	320,000	279,978	80,000	0	13,358	693,336
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2008	250,000	232 560	50,000	0	10,400	542,960
Michel Gilbert, Vice-President	2008	235,000	231,566	50,808	0	28,120	545,494

Notes to Summary Compensation Table

(1)

Determination of Fair Value of Option-based Awards

This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted in 2008. These amounts were determined in accordance with the Black Scholes method. The amounts shown exclude the impact of possible forfeitures related to vesting conditions. For additional information on the valuation assumptions with respect to the 2008 grants, refer to the Company’s notes to the financial statements in the Annual Financial Report for the year ended December 31, 2008, as filed under the Company’s profile on www.sedar.com.  The amount of stock options granted to each Named Executive Officer is listed in the table entitled “Grants of Plan-Based Awards for 2008.” These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.  We caution that the amounts reported in the “Option Award(s)” column for these awards may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer’s continued employment. Additional information on all outstanding stock awards is reflected in the table entitled “Outstanding Option Based Awards” below.

(2)

Annual Incentive Plans

Performance Bonus

During 2008, the Named Executive Officers each received 50% of their maximum target bonus.  Accordingly, the President & Chief Executive Officer, Executive Vice President & Chief Financial Officer, and Vice-President received bonuses representing, respectively, 25%, 20% and 20% of their annual base salaries. See “Performance Bonus” and “2008 Performance-Based Compensation” above.

Quarterly Productivity Bonus Plan

For the first quarter of 2008, Mr. Gilbert was also eligible for the Company’s Quarterly Productivity Bonus Plan, which is a plan for certain employees involved in the Company’s Quebec Operations.  The Plan provides an incentive based on the achievement of pre-determined operational targets including budgeted gold production and costs, environmental and safety record, and achievement of corporate development objectives.  A maximum of up to 10% of an individual’s base earnings can be achieved, calculated quarterly as follows:  Hours worked x hourly wage x % of assessed achievement of quarterly targets.  Mr. Gilbert received a total of $3,808 under the Plan for the first quarter of 2008.   During 2008, Mr. Gilbert bonus scheme was amended to be comprised exclusively of the Performance Bonus scheme described above.  He is no longer eligible to participate in the Company’s Quarterly Productivity Bonus Plan.

(3)

All Other Compensation

These amounts include life insurance premiums, parking,  and professional dues.

NAMED EXECUTIVE OFFICERS INCENTIVE PLAN AWARDS

Named Executive Officers are eligible for grants of stock options under the Company’s Stock Option Plan.  For details of the Stock Option Plan, see “Securities Authorized for Issuance Under the Equity Compensation Plans” below.

The Company does not have a share-based award plan under which equity-based instruments that do not have option-like features, can be issued.

Outstanding Option-Based Awards

The following table sets out all stock options outstanding at the end of the financial year ended December 31, 2008 for each of the Named Executive Officers:

Stock Options Outstanding as at December 31, 2008
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options Vested ($) (1)	Value of unexercised in-the-money Options Non-Vested ($) (1)
David P. Hall Chairman, Chief Executive Officer & President	120,000	1.37	Dec 7/2010	314,400	N/A
	240,000	2.38	May 16/2011	386,400	N/A
	200,000(2)	4.10	Apr 4/2012	NIL	NIL
	125,000(2)	3.74	Dec 12/2012	15,625	15,625
	120,000(3)	5.02	May 14/2013	NIL	NIL
	240,000(3)	2.95	Dec 4/2013	62,400	187,200
Ian S. Walton, Executive Vice-President & Chief Financial Officer	40,000	1.37	Dec 7/2010	104,800	N/A
	240,000	2.38	May 16/2011	386,400	N/A
	175,000(2)	4.10	Apr 4/2012	NIL	NIL
	110,000(2)	3.74	Dec 12/2012	13,750	13,750
	100,000(3)	5.02	May 14/2013	NIL	NIL
	180,000(3)	2.95	Dec 4/2013	46,800	140,400
Michel Gilbert, Vice-President	60,000	1.37	Dec 7/2010	157,200	N/A
	167,500	2.38	May 16/2011	269,675	N/A
	150,000(2)	4.10	Apr 4/2012	NIL	NIL
	150,000(2)	3.86	May 11/2012	9,750	9,750
	75,000(3)	5.02	May 14/2013	NIL	NIL
	180,000(3)	2.95	Dec 4/2013	46,800	140,400

(1)

The value of unexercised in-the-money options is based on the number of options held as of December 31, 2008, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2008, which was $3.99, and the exercise price of the option.  We caution that the amounts reported in the “Value of unexercised in-the-money Options Vested and Non-Vested” columns above may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer’s continued employment.

(2)

At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2008, 50% of the option had vested.

(3)

At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2008, 25% had vested.

Incentive Plan Awards – Value Vested During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2008 for each of the Named Executive Officers

Name	Value on Date vested ($)
David P. Hall Chairman, Chief Executive Officer & President	35,000
Ian S. Walton, Executive Vice-President & Chief Financial Officer	31,062
Michel Gilbert, Vice-President	26,625

(1)

The value of unexercised in-the-money options on date vested is based on the number of options that were fully vested and is calculated on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.  We caution that the amounts reported in the “Value on Date Vested” column for these awards may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer’s continued employment.

(2)

See additional disclosure regarding the significant terms of all plan-based awards under Securities Authorized for Issuance under Equity Compensation Plans below.

PENSION PLAN BENEFITS

The Company does not have any pension plans or defined contribution plans in place that provide for payments or benefits at, following, or in connection with retirement for the Named Executive Officers or Directors of the Company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company draws upon the knowledge, experience and advice of its Named Executive Officers and other key employees in order to manage its business for the benefit of the Company's shareholders.  In order to provide for the continued dedication of its Named Executive Officers and key employees, and recognizing that the Company does not maintain a pension plan or provide other benefits to executive officers upon retirement, the non-executive Directors have determined that it is in the best interests of the Company and its shareholders to provide the Named Executive Officers and other key employees with enhanced financial security in the event of termination or a change in control.  Accordingly, the Company has employment agreements with each of the Named Executive Officers, which provide for payment of severance in the event of termination by the Company without cause, or termination for good cause by the Named Executive Officer (including as a result of a material reduction in the Named Executive Officer’s responsibilities, title or reporting duties); and provide for the acceleration of the vesting period for unvested options and permit exercise of options until the earlier of their original expiry date and one year after termination.  In addition, in the event of an acquisition, directly or indirectly, by any person or group acting jointly or in concert, of Common Shares which, when added to all other Common Shares of the Company at the time held directly or indirectly, constitutes for the first time in the aggregate 50% or more of the outstanding Common Shares, each Named Executive Officer has the right to elect, within six (6) months thereafter, to resign and receive severance in lieu of further salary.

The Company does not have any other pension plans or defined contribution plans in place that provide for payments or benefits at, following, or in connection with retirement for the Named Executive Officers.

Estimated Compensation on Termination and/or Change of Control

Mr. David P. Hall, President & Chief Executive Officer

Under the terms of Mr. Hall’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Company without cause, or termination for good cause by Mr. Hall (including following a change of control transaction, or as a result of a material reduction in Mr. Hall’s responsibilities, title or reporting duties), would be approximately $1,210,000.  This amount is equal to the sum of (i) three times annual salary and average annual bonus for the three (3) years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $202,825 (See Note 1 below).  Mr. Hall would also be entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Ian S. Walton, Executive Vice-President and Chief Financial Officer

Under the terms of Mr. Walton’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Company without cause, or termination for good cause by Mr. Walton (including following a change of control transaction, or as a result of a material reduction in Mr. Walton’s responsibilities, title or reporting duties), would be approximately $906,000.  This amount is equal to the sum of (i) three times annual salary and average annual bonus for the three (3) years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest if a triggering event took place on the last day of the most recently completed financial year would be $154,150 (See Note 1 below).  Mr. Walton would also be entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Michel Gilbert, Vice-President

Under the terms of Mr. Gilbert’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Company without cause, or termination for good cause by Mr. Gilbert (including as a result of a material reduction in the Mr. Gilbert’s responsibilities, title or reporting duties), would be approximately $505,000  This amount is equal to the sum of (i) the sum of one year annual salary as at the date of termination, one additional month salary for each year of service or part thereof commencing August 19, 1996 (the “Service Years”), and Mr. Gilbert’s average annual bonus, calculated as the average of the aggregate annual bonus paid in the three (3) fiscal years prior to date of termination, divided by twelve and then multiplied by the Service Years.  In addition, the estimated incremental value of his non-vested stock options that would vest if a triggering event took place on the last day of the most recently completed financial year would be $150,150 (See Note 1 below).    Mr. Gilbert would also be entitled to any vacation owed and continuation or replacement of his benefits.  The severance compensation payable to Mr. Gilbert is subject to a maximum severance amount equal to three (3) times Mr. Gilbert’s then current annual salary or such greater amount as may be determined by the Company’s ECCG Committee from time to time

Note 1

The estimated incremental value is based on the number of unvested options held as of December 31, 2008, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2008, which was $3.99, and the exercise price of the option.  We caution that the amount reported may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance and stock price fluctuations

DIRECTOR COMPENSATION

The table below sets out the amounts, before withholdings, that each Director earned in fees and is deemed to have received in connection with Option-based awards in 2008 for his or her services as a director:

Name	Fees Earned ($)	Option-based awards ($) (1)	All other compensation ($)	Total ($)
Sargent H. Berner	26,800	254,420	NIL	281,220
Louis Dionne	29,200	254,420	17,200 (2)	300,820
Andre Falzon	23,350	333,500	NIL	356,850
Diane Francis	26,800	254,420	NIL	281,220
Richard Faucher	29,200	254,420	NIL	283,620
Brian S. Moorhouse	49,750	254,420	NIL	304,170

(1)

In accordance with industry standards, the Company uses the Black-Scholes option pricing model to determine the fair value estimate of option-based awards.  The Black-Scholes option pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable measure of the fair value of the Option-based awards granted to the Directors pursuant to the Company’s Stock Option Plan. In accordance with the terms of the Company’s Stock Option Plan, options are granted at the market price of the Common Shares on the date of grant and, therefore, as at the date of grant have a value of “NIL”. We caution that the amounts reported in the “Option-based awards” column for these awards may not represent the amounts that the Director will actually realize from the awards. Whether, and to what extent, a Director realizes value will depend on the Company’s actual operating performance, stock price fluctuations and can only be determined if and when an option is actually exercised.

(2)

This amount consists of fees paid to Mr. Dionne for additional services.  See “Annual Retainers and Meeting Participation Fees” below.

Annual Retainers and Meeting Participation Fees

The ECCG Committee met in the fourth quarter of 2008 to review trends in comparative director compensation data for similarly sized companies within the mining industry.  Following its review and assessment and in view of the current global economic crisis, the ECCG Committee recommended that the annual retainers for directorships and committee chairmanships remain at their current levels for 2009.

The Board separately remunerates any director undertaking additional services as a director on behalf of the Company.  In 2008, a total of $17,200 was paid to Mr. Dionne in respect of such services.  Additional 2009 directors fees of $20,000 were approved for Mr. Dionne’s oversight of technical matters related to operations and possible acquisitions.

The cash remuneration for the Company’s directors, who are not Named Executive Officers, is as follows:

Annual Retainers:

Directorship

$16,000

Lead Director

$6,000

Audit Committee Chairman

$6,000

ECCG Committee Chairman

$6,000
EHSW Committee Chairman

$6,000
Technical Matters

$20,000

Participation Fee per Meeting:

Director Meeting

$1,200

Regular Committee Meeting

$1,200

Mandatory Share Ownership Policy for Directors

In May, 2006, the Board implemented a mandatory share ownership policy for directors, whereby directors, within three (3) years of the later of May, 2006 or their initial election to the Board of Directors, are required to hold Common Shares of the Company with a value of no less than three times their Directorship annual retainer fee.  The value of the shares held will be determined using the greater of the acquisition cost or the market price of the Company’s shares from time to time.

As at March 26, 2009, all directors with the exception of Mr. Dionne, who was elected to the Board on May 16, 2006, held Common Shares of the Company with a value in excess of the amount required under the Company’s share ownership policy.  The current share ownership of each Director is set out under "Election of Directors" in this Information Circular.

Incentive plan awards

The Company has a Stock Option Plan, under which stock options may be issued to the Directors.  New options granted under the Stock Option Plan have a maximum five year term, are exercisable at the market price of the Common Shares on the date of grant (as defined in the Stock Option Plan).  Vesting is at the discretion of the directors and is determined at the time of grant on the date of grant.  To date, all options that have been granted to Directors who are not Named Executive Officers have vested 100% on the date of granting.

The Company does not have a share-based award plan under which equity-based instruments that do not have option-like features, can be issued to Directors.

Outstanding Option-Based Awards

The following table sets out all stock options outstanding at the end of the financial year ended December 31, 2008 for each of the Directors who are not Named Executive Officers:

Stock Options Outstanding as at December 31, 2008 (TSX Closing Price of the Common Shares as at Dec. 31, 2008: $3.99)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Sargent H. Berner	40,000	$1.37	Dec 7/2010	$104,800
	100,000	$2.38	May 16/2011	$161,000
	100,000	$4.10	Apr 4/2012	NIL
	60,000	$3.74	Dec 12/2012	$15,000
	60,000	$5.02	May 14/2013	NIL
	100,000	$2.95	Dec 4/2013	$104,000
Louis Dionne	150,000	$4.10	Apr 4/2012	NIL
	60,000	$3.74	Dec 12/2012	$15,000
	60,000	$5.02	May 14/2013	NIL
	100,000	$2.95	Dec 4/2013	$104,000
Andre Falzon	100,000	$5.02	May14/2013	NIL
	100,000	$2.95	Dec 4/2013	$104,000
Richard Faucher	100,000	$4.10	Apr 4/2012	NIL
	60,000	$3.74	Dec 12/2012	$15,000
	60,000	$5.02	May 14/2013	NIL
	100,000	$2.95	Dec 04/2013	$104,000
Diane Francis	100,000	$3.25	Aug 23/2012	$74,000
	60,000	$5.02	May 14, 2013	NIL
	100,000	$2.95	Dec 04/2013	$104,000
Brian S. Moorhouse	40,000	$1.37	Dec7/2010	$104,800
	100,000	$2.38	May 16/2011	$161,000
	100,000	$4.10	Apr 04/2012	NIL
	60,000	$3.74	Dec 12/2012	$15,000
	60,000	$5.02	May 14/2013	NIL
	100,000	$2.95	Dec 4/2013	$104,000

(1)

The value of unexercised in-the-money options is based on the number of options held as of December 31, 2008, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2008, which was $3.99, and the exercise price of the option.  We caution that the amounts reported in the “Value of unexercised in-the-money Options” column above may not represent the amounts that the Director will actually realize from the awards. Whether, and to what extent, a Director realizes value will depend on the Company’s actual operating performance and stock price fluctuations.

Incentive Plan Awards – Value Vested During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2008 for each of the Directors who are not Named Executive Officers:

Name	# of Options Vested	Date of Vesting (1)	Value on Date vested ($) (2)
Sargent H. Berner	60,000	May 14/2008	NIL
	100,000	Dec 04/2008	NIL
Louis Dionne	60,000	May 14/2008	NIL
	100,000	Dec 04/2008	NIL
Andre Falzon	100,000	May 14/2008	NIL
	100,000	Dec 04/2008	NIL
Richard Faucher	60,000	May 14/2008	NIL
	100,000	Dec 04/2008	NIL
Diane Francis	60,000	May 14/2008	NIL
	100,000	Dec 04/2008	NIL
Brian S. Moorhouse	60,000	May 14/2008	NIL
	100,000	Dec 04/2008	NIL

(1)

Options granted to Directors, who are not Named Executive Officers, generally vest 100% on the date of grant.

(2)

The value on date vested is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the date of this Information Circular, the following table sets forth details with respect to compensation plans under which equity securities of the Company are authorized for issuance, for all compensation plans previously approved by security holders and all compensation plans not previously approved by security holders:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans previously approved by security holders	8,233,975	$3.62	2,172,001
Equity compensation not approved by security holders	Nil	Nil	N/A

The number of stock options which may be issued under the Company’s Stock Option Plan, together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 7% of the issued and outstanding Common Shares. Based upon the issued capital of the Company as at the date of this Information Circular of 148,656,807 Common Shares and the number of currently outstanding stock options (8,233,975 Common Shares, representing 5.54% of the Company's issued and outstanding Common Shares at the date hereof), the Company could grant stock options to purchase up to an additional 2,172,001 Common Shares pursuant to the Stock Option Plan. New options granted under the Stock Option Plan have a maximum five year term, are exercisable at the market price of the Common Shares on the date of grant (as defined in the Stock Option Plan).  Vesting is at the discretion of the directors and is determined at the time of grant on the date of grant.  In general, a holder of stock options must be a director, an officer, an employee or a consultant engaged by the Company, a subsidiary or an affiliate (a “Participant”) to be eligible to be granted stock options.

The Stock Option Plan authorizes the Board of Directors or, if the Directors so determine, a committee of the Directors, to grant stock options to Participants on the following terms:

1.

The number of shares subject to each stock option is determined by the Board of Directors or, if the Directors so determine, a committee of the Directors provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, shall not exceed 7% of the total number of Common Shares then outstanding on a non-diluted basis, and may not result in:

(a)

the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 7% of the outstanding issue;

(b)

the issuance, to insiders of the Company of a number of Common Shares exceeding, within a one year period, 7% of the outstanding issue; or

(c)

the issuance, to any one insider of the Company and such insider’s associates, of a number of Common Shares exceeding, within a one year period, 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Common Shares outstanding immediately prior to any share issuance.

2.

The maximum number of Common Shares which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, will be 7% of the issued and outstanding Common Shares at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

3.

Any unallocated entitlements under a Stock Option Plan must be approved and ratified by shareholders every three years.

4.

The exercise price of an option may not be set at less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options and are non-assignable, except in certain circumstances.

6.

The expiry date of an option may be the later of: a specified expiry date and, where a blackout period is imposed by the Company and the specified expiry date falls within the blackout period or within 5 trading days after such a blackout period, the date that is 10 trading days following the end of the blackout period.

7.

Options can be exercised by an officer, employee or service provider within a period of not more than 90 days after ceasing to be an officer, employee or service provider (or such longer period as may be provided in a contract of employment or approved by the Board of Directors and, if required, the TSX) or, if the officer, employee or service provider dies, within one year from the date of the officer’s, employee’s or service provider’s death.

8.

Options can be exercised by a non-executive director within a period of not more than 1 year after ceasing to be a non-executive director of the Company.

9.

The Directors may from time to time in their absolute discretion amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of shareholders to:

(a)

make amendments of a clerical or typographical nature and to include clarifying provisions in the Stock Option Plan;

(b)

implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)

change vesting provisions;

(d)

change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date under the Stock Option Plan;

(e)

change termination provisions for a Participant who is not an insider beyond the original expiry date;

(f)

reduce the exercise price of an option for a Participant who is not an insider; and

(g)

implement a cashless exercise feature, payable in cash or securities.

All other amendments will require approval of shareholders and the TSX.

The Stock Option Agreements issued under the Stock Option Plan also generally include a provision whereby, upon commencement of a takeover bid, or upon a change of control, any unvested options shall be immediately exercisable.

During fiscal 2008, the Board of Directors approved an amendment to waive the 30 day termination provision in respect of options held by each of Messrs. Lang and Normand in recognition and appreciation of their long service and valuable contributions as directors of the Company.  Messrs. Lang and Normand retired from the Board at the 2008 Annual General Meeting.

On March 10, 2009, the Board of Directors approved an amendment to the Plan to change the period during which officers, employees, and service providers may exercise vested options after ceasing to hold the applicable position with the Company from 30 days to 90 days (or such longer period as may be provided in a contract of employment or approved by the Board of Directors and, if required, the TSX); and in respect of options held by non-executive directors, to change the period to not more than one year after ceasing to be a director of the Company.

Please refer to “Incentive Plan Awards” below, for information concerning options granted to and held by Named Executive Officers under the Company’s Stock Option Plan as at the financial year ended December 31, 2008.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

As at March 26, 2009, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2008 was a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)

is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, are the auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices as follows:

Independence of Members of Board

The Company's Board currently consists of eight (8) directors, six (6) of whom are independent based upon the tests for independence set forth in National Instrument 52-110.  Messrs. Berner, Dionne, Falzon, Faucher, Moorhouse, and Ms. Francis are independent.  Mr. Hall is not independent as he is the Chairman, President and Chief Executive Officer of the Company.  Mr. Walton is not independent as he is the Executive Vice-President and Chief Financial Officer of the Company.

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.  In addition, the Board has appointed Mr. Moorhouse, an independent director, as Lead Director to assist the Board in being effective, cohesive and independent from management.  The Lead Director is responsible for chairing meetings of the non-executive directors.  The Lead Director also acts as the liaison between the independent directors and the Chairman and acts as the chair of the ECCG Committee and chair of the EHSW Committee.  The non-executive Directors regularly hold private sessions without the presence of the executive directors.  During the financial year ended December 31, 2008, seven (7) such private sessions were held.  The non-executive Directors are also encouraged to meet at any time they consider necessary without any members of management, including the executive directors, being present.  The Company's auditors, legal counsel and employees may also be invited to attend.  Further supervision is performed through the Audit Committee, which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance; and through the ECCG Committee and the EHSW Committee, both which are composed entirely of  independent directors.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Participation of Directors in Board Meetings

During the financial year ended December 31, 2008, fifteen (15) Board and committee meetings were held.  The attendance record of each director for Board and committee meetings held in 2008 is as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	ECCG Committee Meetings Attended	EHSW Committee Meetings Attended	Total Number of Meetings Attended	Attendance Record
Executive (employee) Directors
David P. Hall, Chairman, President & Chief Executive Officer	7 of 7	n/a	n/a	n/a	7 of 7	100%
Ian S. Walton, Executive Vice President & Chief Financial Officer	7 of 7	n/a	n/a	n/a	7 of 7	100%
Non-executive Directors
Sargent H. Berner	7 of 7	n/a	2 of 2	n/a	9 of 9	100%
Louis Dionne	7 of 7	n/a	n/a	2 of 2	9 of 9	100%
Andre Falzon	5 of 5	3 of 3	n/a	n/a	8 of 8	100%
Richard Faucher	7 of 7	4 of 4	2 of 2	n/a	13 of 13	100%
Diane Francis	7 of 7	n/a	n/a	2 of 2	9 of 9	100%
Frank A. Lang ‚	3 of 3	n/a	n/a	n/a	3 of 3	100%
Brian S. Moorhouse, Lead Director	7 of 7	4 of 4	2 of 2	2 of 2	15 of 15	100%
Robert Normand‚	3 of 3	2 of 2	n/a	n/a	5 of 5	100%



Mr. Falzon was appointed to the Board as of May 14, 2008.  Mr. Falzon was also invited to attend the last Audit Committee and Board Meetings held immediately prior to his election to the Board on May 14, 2008.

‚

Messrs. Lang and Normand both retired from the Board and ceased to be directors as of May 14, 2008.

SUMMARY OF 2008 MEETINGS

Full Board – 7
Number of Meetings which included sessions without the presence of Named Executive Officers who are also Directors – 7

Audit Committee – 4
Number of Meetings which included sessions without the presence of Named Executive Officers – 4

ECCG Committee – 2

Number of Meetings which included sessions without the presence of Named Executive Officers – 2

EHSW Committee – 2

Number of Meetings which included sessions without the presence of Named Executive Officers – 1

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Schedule A to this Information Circular.

Position Descriptions

The Board has adopted position descriptions for the Chairman of the Board, the Lead Director, who is also the Chairman of the ECCG Committee, and for the Chairman of the Audit Committee.  The Board has also adopted a position description for the CEO.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

▪

A Directors’ Manual which contains, among other things, information respecting the functioning of the Board of Directors, committees and copies of the Company’s corporate governance policies, the Board’s mandate, the charters of the Board and its committees, corporate policies and other relevant information.  The Directors’ Manual is updated regularly.

▪

Access to recent, publicly filed documents of the Company, including technical reports and the Company’s financial information; and

▪

Access to management and technical experts and consultants.

In addition, Mr. Falzon attended Board and Audit Committee Meetings, by invitation, prior to his election to the Board, in order to introduce him to the Board members and provide him with a reference point for outstanding items that the Board and Audit Committee had on their agendas going forward.  Mr. Falzon was subsequently appointed to the Board and elected Chairman of the Audit Committee on May 14, 2008.

All Board members are provided with a monthly management report which details the Company’s business results and operations and senior management regularly makes presentations to the full Board on the main areas of the Company’s business.  Board members have full access to the Company's records.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.

On an annual basis, the Directors visit the Company’s mining operations in Quebec.  In August, 2008, the Audit Committee, the EHSW Committee and the Board of Directors meetings were all held in Quebec, close to the Company’s operations, following which Board members conducted site visits to the Company’s Casa Berardi Mine and held informal meetings with the Company’s operations and technical teams.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Ethics (the "Code") that is posted on its website at www.aurizon.com and filed under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code of Ethics.  The Board of Directors has delegated this responsibility to the ECCG Committee which, among other things, reviews the Code periodically.  To date, no waivers of the Code have been granted.  The Company has also established a Whistle-Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Lead Director and the Chairman of the Audit Committee.  Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code of Ethics and other Company policies or directives, occurs through the reporting of complaints and concerns through an anonymous whistleblower hotline or through a secure Internet reporting service  in accordance with the Company’s Whistle-Blower Policy.  A copy of the Whistle-Blower Policy is available on the Company’s Web Site at www.aurizon.com.

Certain of the Company's directors serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company to promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The ECCG Committee is responsible for identifying potential Board candidates.  The members of the ECCG Committee are Messrs. Berner, Dionne, and Moorhouse, all of whom are independent directors.  The ECCG Committee determines the competencies and skills the Company’s Board of Directors, as a whole, should possess; assesses potential Board candidates relative to perceived needs on the Board for required skills, expertise, independence and other factors and recommends candidates for nomination, appointment, election and re-election to the Board and its committees.  Members of the Board and representatives of the mining industry are consulted for possible candidates.  In addition, the ECCG Committee maintains an evergreen list of possible candidates, which it reviews and updates on a regular basis.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the ECCG Committee.  The ECCG Committee is responsible for annually assessing Board performance, assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.  The ECCG Committee annually assesses the skills and competencies each existing director possesses and the contribution made by individual directors at meetings.  The Company’s ECCG Committee is also responsible for annually reviewing Board size to ensure effectiveness.  Where appropriate, the ECCG Committee will make recommendations to the Board.

Compensation of Directors and Officers

The ECCG Committee is also responsible for reviewing the adequacy and form of non-executive Directors’ and senior officers’ compensation, to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and senior officer. The ECCG Committee annually reviews the adequacy and form of non-executive Directors’ compensation and makes recommendations to the Board with respect to the Company’s directorship fee structure and compensation. To determine compensation payable, the ECCG Committee reviews compensation paid for directors of companies of similar size and stage of development in the mineral mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the responsibilities, time and effort expended by the directors while taking into account the financial and other resources of the Company.

The ECCG Committee has a written charter that sets out the committee’s responsibilities, structure and operations. Pursuant to its charter, and with respect to Compensation, the ECCG Committee is responsible to annually:

•

Assess the CEO against the corporate objectives set by the Board, and make recommendations to the Board with respect to the performance of senior management.

•

Review and make recommendations to the Board with respect to Executive Compensation and the non-executive Directors’ compensation and the compensation plans in effect or proposed for the Company’s senior managers and other employees, including the consideration of granting of incentive options under the Company’s stock option plan.

•

Develop the corporate objectives that the CEO is responsible for meeting for the ensuing year, for recommendation to the Board.

•

Review the Company’s Executive Compensation disclosure, as set out in the Statement of Executive Compensation published in the Company’s annual Information Circular to Shareholders.

Pursuant to its charter, the ECCG Committee is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

Board Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, each year Board members are asked to complete a detailed questionnaire which seeks subjective comment in key areas.  The questionnaire is designed to allow Board members to evaluate how well the Board and its committees are operating and to make suggestions for improvement.  The questionnaire is administered by the Corporate Secretary and responses are reviewed by the Lead Director/Chairman of the ECCG Committee.  The Lead Director/Chairman of the ECCG Committee provides a summary of the report to the Board and the Chief Executive Officer.  Attribution of comments to individual directors in the summary report is not made.  Matters requiring follow-up are identified and action plans are developed and ongoing monitoring is done by the Chairman of the ECCG Committee to ensure satisfactory results.   As part of the assessments, Board committees may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Other Board Committees

Audit Committee

The Board has an Audit Committee whose function is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company’s financial reporting and continuous disclosure; the Company’s systems of internal controls and financial reporting processes; and the review and appraisal of the performance and independence of the Company’s external auditors.  The members of the Audit Committee are Mr. Falzon (Chairman), Mr. Faucher and Mr. Moorhouse, all of whom are independent Directors.

Executive Compensation and Corporate Governance Committee

The Board has an Executive Compensation and Corporate Governance Committee (“ECCG Committee”) whose primary function is to assist the Board of Directors by reviewing the adequacy and form of: the Company's compensation program for the Chief Executive Officer and the Chief Financial Officer; the non-executive Directors’ compensation; and the compensation plans in effect or proposed for the Company’s senior managers and other employees; and recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.  The members of the ECCG Committee are Mr. Berner, Mr. Dionne and Mr. Moorhouse, all of whom are independent Directors.

Environment, Health, Safety and Welfare Committee

In 2008, the Board appointed an Environment, Health, Safety and Welfare Committee (“EHSW Committee”) to assist the Board of Directors by reviewing environmental, occupational health, safety and welfare reports of the Company; overseeing the Company’s environmental and safety performance; and monitoring and reviewing current and future regulatory issues relating to the environment, health, safety and welfare and making recommendations on significant matters, where appropriate, to the Board.  The members of the EHSW Committee are Ms. Francis, Mr. Dionne, and Mr. Moorhouse, all of whom are independent Directors.

The Board does not have any other committees.  From time to time, ad hoc committees of the Board may be appointed.

AUDIT COMMITTEE INFORMATION

Information regarding the Company’s Audit Committee, together with a copy of the Audit Committee’s charter, is contained in the Company’s Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  In addition, security holders may contact the Company to request copies of the Company’s financial statements and MD&A by contacting Investor Relations at: Tel: (604) 687-6600; Fax: (604) 687-3932; Email: info@aurizon.com; Web Site: www.aurizon.com; Toll Free Can./U.S.: 1-888-411-GOLD.    Financial Information is provided in the Company’s comparative financial statements and MD&A for its financial year ended December 31, 2008, which are filed on SEDAR.

DATED this 26th day of March, 2009.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

I.

Board’s Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.

Directors are accountable to the shareholders of the Company.

II.

Board’s Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise providing oversight and stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising there from, and monitoring subsequent performance against said plans.  Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

III.

Composition

The Board of Directors shall be comprised of a majority of individuals who qualify as independent directors based on the criteria set forth in National Instrument 52-110 (“NI 52-110”)

In deciding whether a particular Director is an “independent Director” or a “non-independent Director”, the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of NI 52-110 and other factors considered to be relevant.

If the corporation has a significant shareholder, in addition to a majority of independent directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

IV.

Independence from Management

All committees of the Board shall be made up of non-executive directors.

In addition, the Board will designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

The Company’s Executive Compensation and Corporate Governance Committee (the “ECCG Committee”) is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

V.

Specific Responsibilities and Duties

The Board’s mandate includes the following duties and responsibilities:

1.

Reviewing and approving any proposed changes to the Company’s Notice of Articles or Articles.

2.

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.

Approving payment of distributions to shareholders.

4.

Approving any offerings, issuances or repurchases of share capital or other securities.

5.

Approving the establishment of credit facilities and any other long-term commitments.

6.

Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

7.

Succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

8.

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9.

Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10.

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11.

Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12.

Reviewing policies and processes, as recommended by the Company’s Audit Committee, to ensure that the Company’s internal control and management information systems are operating properly.

13.

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14.

Approving the Company’s code of business ethics, which includes a communications policy for the Company and monitoring its application.

15.

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16.

Arranging formal orientation programs for new directors, where appropriate.

VI.

Expectations and Responsibilities of Directors

The Board has adopted a set of guidelines for directors which set forth the expectations and responsibilities of directors.  The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

VII.

Directors’ Remuneration and Expenses

The independent directors’ remuneration is fixed by the Board upon the recommendation of the ECCG Committee.  The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

VIII.

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the Board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently.  Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;

Business arising from the previous minutes;

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

Reports of committees;

President’s report, financial and operational reports;

Other business;

Setting the date and time of the next meeting;

Private session for non-executive directors, without the presence of management; and

Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

VIII.

Lead Director

The Board shall designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.  The Lead Director shall also serve as Chairman of the ECCG Committee.

This Board of Directors Mandate, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

AURIZON MINES LTD.